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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. )*


                             CANTEL INDUSTRIES, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                   858578-10-7
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                                 (CUSIP Number)


Mr. James P. Reilly                        Eric W. Nodiff, Esq.
1135 Broad Street - Suite 203              747 Third Avenue
Clifton, NJ 07013 (973) 470-8700           New York, NY 10017 (212) 759-3300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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=====================                                          =================
CUSIP NO. 858578-10-7                 13D                      Page 2 of 6 Pages
=====================                                          =================

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 1     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       James P. Reilly
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 2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS*

       PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 / /

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 6     CITIZENSHIP OR PLACE OR ORGANIZATION

       United States
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                             7     SOLE VOTING POWER

                                   237,334
         NUMBER OF           ---------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING           9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                    237,334
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       237,334

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       / /

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.2%

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14     TYPE OF REPORTING PERSON*
       IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.10 per share (the "Common Stock") of Cantel Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1135 Broad Street, Suite 203, Clifton, New Jersey 07013.


ITEM 2.  IDENTITY AND BACKGROUND

(a)      The person filing this report is Mr. James P. Reilly  ("Mr.
Reilly").

(b) Mr. Reilly's business address is c/o Cantel Industries, Inc., 1135 Broad Street, Suite 203, Clifton, New Jersey 07013.

(c) Mr. Reilly's principal occupation is President and Chief Executive Officer of the Company.

(d) Mr. Reilly has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.

(e) Mr. Reilly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, in each case during the last five years.

(f)      Mr. Reilly is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal funds were used to acquire 26,333 of the shares that are the subject of this statement. The balance of the shares (211,001 shares) are issuable upon the exercise of stock options and have not yet been purchased.


                                      3
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ITEM 4.  PURPOSE OF THE TRANSACTION

Mr. Reilly has acquired the Common Stock for investment purposes. Mr. Reilly has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Company's securities by Mr. Reilly are hereby incorporated by reference in response to this item. As of March 26, 1999, Mr. Reilly beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 237,334 shares of Common Stock of the Company (including share equivalents), constituting approximately 5.2% of the Company's Common Stock giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 4,382,268 shares of Common Stock of the Company outstanding on March 26, 1999 and giving effect to the exercise in full of all the Options.

(b) The 237,334 shares beneficially owned by Mr. Reilly, as to which he has sole voting power and sole disposition power, include:

         (1)   26,333 shares of Common Stock of the Company; and

         (ii) Currently exercisable options to purchase 211,001 shares of the Common Stock of the Company (the "Options").

         Should Mr. Reilly exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 237,334 shares of Common Stock.

(c) On March 26, 1999, Mr. Reilly was granted a ten-year option by the Company to purchase 100,000 shares of Common Stock at an exercise price of $6.375 per share. The option is exercisable in six approximately equal annual installments of 15,686 shares commencing on the date of grant (i.e., 15,686 shares are currently exercisable) followed by a single annual installment of 5,884 shares on the seventh anniversary of the date of grant. There were no other transactions in the Common Stock of the Company effected during the past 60 days by Mr. Reilly.


                                      4
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Reilly is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.























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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    April 1, 1999


                                               /s/ James P. Reilly
                                               --------------------------------
                                               James P. Reilly



















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